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ANNUAL
REPORTS FORM
X-17A-5 PART III ✳

Mail Processing
MAR 0 ? 2023
Washington, DC

SEC FILE NUMBER
8-20746

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING_____01/01/22_____AND ENDING _____12/31/22_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: David Lerner Associates, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

477 Jericho Turnpike
(No. and Street)

Syosset	New York	11791
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Curran	(516)465-5019	James.curran@Davidlerner.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP_____
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	New York	10020
(Address)	(City)	(State)	(Zip Code)

11/02/05			2468
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE
ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

AFFIRMATION

I, Martin Walcoe, affirm that, to the best of my knowledge and belief, the financial report pertaining to David Lerner Associates, Inc., as of December 31, 2022 is true and correct. I further affirm that neither the Company nor any officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

LAURIE J. NUNEZ Title:
Notary Public, State of New York
No. 30-4814770
Qualified in Nassau County
Commission Expires Sept. 30 2026

President

Notary Public

This report ** contains (check all applicable boxes):

☒ (a)Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

DAVID LERNER ASSOCIATES, INC.
(S.E.C. I.D. NO. 8-20746)

December 31, 2022

DAVID LERNER ASSOCIATES, INC.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3 - 14



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
David Lerner Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of David Lerner Associates, Inc. as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of David Lerner Associates, Inc.'s management. Our responsibility is to express an opinion on David Lerner Associates, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to David Lerner Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as David Lerner Associates, Inc.'s auditor since 2019.
New York, New York
February 28, 2023

DAVID LERNER ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$ 6,295,277
Cash deposited with clearing broker	550,000
Cash segregated under federal and other regulations	225,000
Receivable from clearing broker	1,166,222
Securities owned, at fair value	2,242
Right of use assets	3,548,049
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $7,380,127	508,369
Other assets	1,522,122
Total Assets	**$ 13,817,281**

LIABILITIES AND STOCKHOLDERS' EQUITY / DEFICIT

LIABILITIES

Payable to clearing broker	$ 75,860
Commissions payable	1,323,191
Accounts payable and accrued expenses	4,555,346
Lease liabilities payable	3,548,049
RBC deferred consideration	1,975,000
Subordinated Borrowings from Stockholder	33,750,000
Total Liabilities	**45,227,446**

STOCKHOLDERS' EQUITY/DEFICIT

Common stock, voting, no par value; authorized, 200 shares; 10 shares issued & outstanding	
Common stock, nonvoting, no par value; authorized, 200 shares; 90 shares issued & outstanding	5,000
Additional paid-in capital	952,370
Retained earnings/accumulated deficit	(32,367,535)
Total Stockholders' Equity/Deficit	**(31,410,165)**
Total Liabilities and Stockholders' Equity/Deficit	**$ 13,817,281**

The accompanying notes are an integral part of this Financial Statement.

1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, headquartered in Syosset, New York, primarily conducts business with retail customers at branch offices on the east coast of the United States of America. The Company's voting shares are wholly owned by an individual, David Lerner (the "Stockholder"), and its nonvoting shares are held by a trust established by David Lerner.

The Company is an "S" corporation under the Internal Revenue Code.

The Company commenced a fully disclosed clearing arrangement with RBC Correspondent Services ("RBC") effective November 17, 2017. As an inducement to sign this fifteen-year contract the Company received a one-time payment of $3,000,000. This payment is being recognized monthly over the length of the fifteen-year contract as a reduction of clearance expense under Accounting Standards Codification ("ASC") 705-20 "Accounting for Consideration Received from a Vendor". The receivable from clearing broker results primarily from commissions, fees and sales credits for customer securities transactions. The payable to clearing broker results primarily from the Company's securities owned and is collateralized by the securities owned. The receivable and payable have been presented gross on the Statement of Financial Condition.

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Cash segregated under federal and other regulations includes cash segregated in compliance with federal and other regulations.

The Company has all cash on deposit with major money center banks. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Purchases and sales of proprietary financial products are recorded at fair value, and change in unrealized gains and losses are included in principal transactions revenue. Proprietary transactions that settle regular way and unrealized gains and losses on non-regular way transactions are recorded on the Statement of Financial Condition on a trade-date basis.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

As required by the uncertain tax position guidance in ASC Topic 740, "Income Taxes," the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2022, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company recognizes interest and penalties associated with income tax matters as components of income tax expense (benefit). No amount was accrued for as of December 31, 2022 related to interest and penalties. The Company is no longer subject to federal and state examinations with respect to such returns for tax years before 2018.

Right of Use Assets and Lease Liabilities.

The Company recognizes its leases in accordance with ASC Topic 842, "Leases" ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right of use assets and lease liabilities on the Statement of Financial Condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right of use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, it uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 5% incremental borrowing date. ROU assets also exclude lease incentives.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

During the year ended December 31, 2022 additional leases were entered into with additional ROU asset and lease liabilities of approximately $1,584,000. The Company had operating lease ROU assets of approximately $3,548,000 and lease liabilities of approximately $3,548,000 at December 31, 2022.

The Company recognizes revenue in accordance with FASB ASC Topic 606, "Revenue from Contracts with Customers" ("ASC Topic 606"). This topic requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In addition, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees
The Company enters into arrangements with managed accounts or other pooled investment vehicles ("funds") to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Allowance for Credit Losses

ASC Topic 326, "Financial Instruments — Credit Losses" ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

For financial assets measured at amortized cost (e.g., cash and cash equivalents, deposits with and receivable from clearing broker and employee loans receivables), the Company has evaluated the expected credit losses based on the nature and contractual life or expected life of the financial assets, credit quality of the counterparty and immaterial historic and expected losses. The Company concluded that there are de minimus expected credit losses and did not record a reserve for the cash and cash equivalents and deposits with and receivable from clearing broker. The Company continually monitors these estimates over the life of the receivable.

2. RELATED PARTY TRANSACTIONS

The Company is owned by the Stockholder and a trust. The Company has an expense sharing arrangement with Spirit of America Management Corp. ("Spirit") and SRLA Inc., entities affiliated with the Company through common ownership. At December 31, 2022, there was $42 due from these affiliates.

The Company also entered into an expense sharing agreement with HSS Realty II, LLC (an LLC owned by the Stockholder).

The Company is the exclusive distributing broker-dealer for the shares of the Spirit of America Investment Fund family of mutual funds (the "Spirit Funds"), an affiliated entity.

The Company entered into a lease extension agreement on December 5, 2001 with HSS Realty, LLC (an LLC owned by the Stockholder). The building is in the name of HSS Realty, LLC. The lease terminates on December 31 and automatically renews annually on January 1.

The Company also entered into a lease agreement on July 1, 2004 with DSD Realty, LLC (an LLC principally owned by the Stockholder). The building is in the name of DSD Realty, LLC. The lease terminates on June 30 and automatically renews annually on July 1.

The Company also entered into a lease agreement on July 9, 2018 with MJJ Realty II, LLC (an LLC owned by the Stockholder). The building is in the name of MJJ Realty II, LLC. The lease terminates July 31, 2023.

The Company also entered into a lease agreement on March 1, 2016 with DL Lawrenceville, LLC (an LLC owned by the Stockholder). The building is in the name of DL Lawrenceville, LLC. The lease terminates February 28, 2026.

The Company also entered into a lease agreement on August 23, 2010 with 1221 Post Road East Associates, LLC (an LLC owned by the Stockholder). The building is in the name of 1221 Post Road East Associates, LLC. The lease terminates May 31, 2027.

The Company entered into equity subordinated borrowings with the Stockholder in the amount of $33,750,000, which is available in computing net capital under the Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements it may not be repaid. The amounts range from $1,000,000 to $5,000,000 at 6%, 10% and 5% with maturities from February 21, 2024 to December 6, 2025 (see Note 14).

The borrowings under the equity subordination agreements at December 31, 2022, are as follows:

Subordinated borrowing, 10 percent due from April 6, 2024 to March 1, 2024	$ 19,000,000
Subordinated borrowing, 6 percent due from October 16, 2024	4,000,000
Subordinated borrowing, 5 percent due from February 21, 2024 to December 6, 2025	10,750,000
	$ 33,750,000

3. FAIR VALUE MEASUREMENTS

ASC Topic 820, "Fair Value Measurements," among other things, requires enhanced disclosures about investments that are measured and reported at fair value. ASC Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required, quoted prices for these investments are not adjusted, even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Securities which are generally included in this category include corporate bonds, municipal securities which are consensus priced, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Company's Level 2 securities are valued based upon pricing feeds from outside pricing services used by the Company's clearing broker at December 31, 2022.

The following table summarizes the valuation of securities owned under the fair value hierarchy levels as of December 31, 2022:

	Level 2
Securities owned, at fair value:	
Mortgage-backed securities	$ 2,242
Total securities owned, at fair value	$ 2,242

4. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2022, furniture, equipment, and leasehold improvements consist of the following:

Furniture and fixtures	$	3,965,781
Data processing equipment		1,743,914
Leasehold improvements		1,741,035
Telephone equipment		380,056
Automobiles		57,710
Total		7,888,496
Less accumulated depreciation and amortization		(7,380,127)
Furniture, equipment, and leasehold improvements - net	$	508,369

5. OTHER ASSETS

At December 31, 2022, other assets consist of the following:

Accrued revenue	$	432,252
Deferred compensation asset		585,022
Prepaid expenses		341,067
Prepaid insurance		142,418
DTCC preferred shares		2,500
Other		18,863
	$	1,522,122

6. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches 25% of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest 20% after two years of participation in the Plan and an additional 20% for each succeeding year, with full vesting after six years. It is the Company's policy to fund all amounts when due.

Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 4% and 10% of annual compensation may be credited to their account, assuming certain minimum performance standards are achieved. The bonus is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. At its sole discretion, the Company may terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment).

The Company recognizes 20% of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The longevity bonus awarded for the year ended December 31, 2022, which will be fully vested by the end of the fifth year, amounted to $619,208. The total unrecognized amount of $1,174,815 will be recorded in equal installments over the years needed to record the full liability by the end of the respective fifth year.

As of December 31, 2022, the total unrecognized liability was as follows:

2019	$	105,195
2020		213,593
2021		360,660
2022		495,367
Total unrecognized liability	$	1,174,815

At December 31, 2022, the liability to investment counselors under the Agreement aggregated $1,536,819 and is included in Accounts payable and accrued expenses on the Statement of Financial Condition.

In 2019, the Company established a profit sharing plan for its employees. The total payout under this plan is based on 20% of the Company's pretax profits for the period January 1, 2022 through December 31, 2022. The administration of this plan was at the sole discretion of the Company's President. For the year ended December 31, 2022, the accrual required under the plan was $0.

Beginning in 2001, the Company established a deferred compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. Beginning in 2006, the Company ceased accepting additional employee deferrals under this plan. As of December 31, 2022, the remaining liability under the deferred compensation plan was $585,022 and is included in Accounts payable and accrued expenses on the Statement of Financial Condition.

The Company has a commitment to a former employee that provides annual payments of $75,000 for life subject to certain adjustments, the present value of which, as of December 31, 2022, is $563,250 and is recorded in Accounts payable and accrued expenses on the Statement of Financial Condition.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has entered into leases for its facilities in New York, New Jersey, Connecticut and Florida. The Company records the expenses to occupy its facilities on a straight-line basis over the lease term. Several of the above-mentioned leases are with LLC's owned by the Stockholder (see Note 2).

As of December 31, 2022, maturities of the outstanding lease liability for the Company were approximately as follows:

2023	$	1,557,000
2024		1,497,000
2025		440,000
2026		230,000
2027		79,000
Total		3,803,000
Discount to present value		255,000
Lease Liability	$	3,548,000

Other information related to leases as of December 31, 2022:
Weighted average remaining lease term: 1.53 years
Weighted average discount rate: 5%

The Company has been named as a defendant in several claims and/or lawsuits, including various arbitrations, arising primarily from its securities business. Management believes it has adequate accruals related to those legal actions for which an adverse outcome is probable and the amount of loss can be reasonably estimated.

The Company is also involved in other reviews and examinations and inquiries/investigations by regulatory and tax agencies regarding the Company's business activities, certain of which might eventually result in adverse judgments, settlements, fines or other penalties. For those matters for which an adverse outcome is probable, the Company has recorded accruals that it believes to be adequate. For other newer matters for which an adverse outcome might eventually result, based on the preliminary nature of those matters, any potential loss is not reasonably estimable at this time.

During the year ended December 31, 2022, the Company settled various arbitrations with clients whereby the Company repurchased the subject illiquid investment from clients. Total payments to all clients for the repurchased investments amounted to approximately $1,565,000 with an additional approximately $455,000 included in Accounts payable in the Statement of Financial Condition. Litigations payable as of December 31, 2022, of $805,000 are included in Accounts payable in the Statement of Financial Condition. Usually, simultaneously with the Company repurchases, the subject illiquid investments are acquired from the Company by the Stockholder. Total amount of repurchased investments acquired by the Stockholder during the year ended December 31, 2022 amounted to approximately $2,020,000.

8. LIQUIDITY

The Company has incurred net losses over several years resulting in negative net worth of $31,410,165 at December 31, 2022, which raised concern about its ability to meet its obligations. The Company's principal Stockholder has provided financing in the form of equity subordinated debt. The Stockholder has also provided the Company with a letter of support to provide financing for operations and net capital as needed through March 31, 2024. Additionally, management has taken steps to attempt to reduce expenses by transitioning to a fully disclosed securities clearing arrangement.

9. GUARANTEES

FASB Interpretation No. 45 ("ASC 460"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," codified under ASC 460, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has limited membership in a U.S. exchange and clearing house and does not conduct any clearing activity.

Based on signing a fifteen year clearing agreement with RBC Correspondent Services, the Company received a one-time $3,000,000 vendor incentive payment currently disclosed as RBC deferred consideration in the amount of $1,975,000 on the Statement of Financial Condition. This agreement has a termination provision which obligates the Company to pay RBC Correspondent Services $20,000 per month for any period remaining of the fifteen-year term.

10. NET CAPITAL AND OTHER REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (Rule15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2022, the Company had net capital of $892,933 and $642,933 in excess of required net capital.

The Company is also subject to the reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, which require the Company to determine if cash or securities are required to be segregated for the exclusive benefit of customers. At December 31, 2022, the Company had a reserve requirement under this regulation of $1,044 with actual funds in reserve of $225,000. Pursuant to SEC regulations and Company specific FINRA requirements concerning excess net capital, the Company is not permitted to withdraw any capital to the extent its net capital is less than $26.3 million.

11. INCOME TAXES

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the stockholders. The provision for income taxes for the year ended December 31, 2022 primarily relates to minimum taxes and other state taxes.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by a client, the Company has the obligation of the nonperforming party under its clearing agreement. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations.

13. FAIR VALUE

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and cash equivalents, receivables from brokers and dealers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value or are at fair value. Similarly, substantially all of the Company's liabilities arise from payables to brokers and dealers, securities sold, not yet purchased, and other short-term liabilities. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value or are at fair value. The Company does not believe it is practical to determine the fair value of borrowings from its Stockholder.

14. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2022 through February 28, 2023, the date the financial statement was available to be issued and determined there are no subsequent events that occurred during this period that would require recognition or disclosure in this financial statement.

On January 23, 2023, the Company entered into an additional equity subordinated borrowing of $650,000 with the Stockholder. The borrowing was available in computing net capital under the Uniform Net Capital Rule.

On January 25, 2023, the Company and Stockholder agreed to amend the interest rate on all outstanding equity subordinated borrowings to 3.85%.